UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act Of 1934

ADVANCED GROWING SYSTEMS, INC.

(Name of Registrant as specified in its charter)

Nevada	20-4281128
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

230 North Park Boulevard,

Suite 106,

Grapevine, TX 76051

(Address of principal executive offices)

Registrant’s telephone number, including area code: (817) 416-2533

Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common stock, par value $0.001	Over-the-Counter Bulletin Board

i

EXPLANATORY NOTE

We are filing this General Form for Registration of Securities on Form 10-SB to register our common stock, par value $0.001, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Section 12(g) generally requires registration within 120 days after the last day of the first fiscal year in which an issuer has total assets exceeding $10 million and a class of equity security held of record by 500 or more persons.

Once we have completed this registration, we will be subject to the requirements of Regulation 13A under the Exchange Act, which will require us to file annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g).

Unless otherwise noted, references in this Registration Statement to “Advanced Growing Systems” the “Company,” “we,” “our” or “us” means Advanced Growing Systems, Inc., a Nevada corporation and/or its subsidiaries, Advanced Nurseries, Inc, a Georgia corporation and Organic Growing Systems, Inc., a Texas corporation. The principal place of business for Advanced Growing Systems, Inc., the parent company, is located at 230 North Park Boulevard, Suite 106, Grapevine, TX 76051. Our telephone number is (817) 416-2533. Advanced Nurseries, Inc., an operating subsidiary is located at 755 Union Hill Road, Alpharetta, GA 30034. The telephone number is (678) 990-7792. Organic Growing Systems, Inc., also an operating subsidiary, is located at 3012 Farrell Road, Houston, TX 77073 and telephone number of (713) 523-4396.

FORWARD LOOKING STATEMENTS

There are statements in this Registration Statement that are not historical facts. These “forward-looking statements” can be identified by use of terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions. You should be aware that these forward-looking statements are subject to risks and uncertainties that are beyond our control. For a discussion of these risks, you should read this entire Registration Statement carefully. Although management believes that the assumptions underlying the forward looking statements included in this Registration Statement are reasonable, they do not guarantee our future performance, and actual results could differ from those contemplated by these forward looking statements. The assumptions used for purposes of the forward-looking statements specified in the following information represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry, and other circumstances. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and, accordingly, no opinion is expressed on the achievability of those forward-looking statements. In the light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this Registration Statement will in fact transpire. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements.

PART I

Item 1.	DESCRIPTION OF BUSINESS

This summary describes important information about our Company and business. You should read this entire document and the consolidated financial statements and related notes included carefully, including the “Risk Factors” section. Unless the context requires otherwise, “we,” “us,” “our”, “ and the “Company” and similar terms refer to Advanced Growing Systems, Inc., and our subsidiaries collectively, while the term “AGWS” refers to Advanced Growing Systems, Inc. in its corporate capacity.

Risk Factors

Although we believe the expectations and forecasts reflected in these and other forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Some of the factors that could cause actual results to differ materially from expected results are as follows:

1.	General economic conditions

2.	Fluctuations in the demand for products

3.	Operating hazards attendant to the operating of the fertilizer facility

4.	Climatic conditions

5.	Our ability to generate sufficient cash flows to operate

6.	Availability of capital

7.	Strength and financial resources of our competitors

8.	Environmental risks

9.	Regulatory developments

10.	Availability and cost of materials and equipment

11.	Our ability to find and retain knowledgeable personnel

12.	Lack of liquidity of our common stock

Any of the factors listed above and other factors contained in this Form 10-SB could cause our actual results to differ materially from the results implied by these or any other forward-looking statements made by us on our behalf. We cannot assure you that our future results will meet our expectations.

Business Development

AGWS was incorporated on February 2, 2006 under the laws of the state of Nevada. On June 20, 2006, AGWS was merged into Non Lethal Weapons, Inc. (“NLW”), a California company trading its shares of common stock on the “pink sheets.” NLW was originally incorporated in California on February 28, 1983 under the name of Western Micro Distributors, Inc. (“WMD”) On October 25, 1989 WMD merged with P.C. Craft, Inc., a Delaware corporation with WMD as the survivor corporation. WMD then changed its name to PCC Group, Inc. (“PCC”). On July 25 2005 the name of PCC was changed to Non-Lethal Weapons, Inc. Following the merger of AGWS into NLW, we changed our name to Advanced Growing Systems, Inc. and changed the state of domicile from California to Nevada. Our operating subsidiaries include Advanced Nurseries, Inc. (“ANI”), a Georgia Corporation incorporated on February 10, 2006 and Organic Growing Systems, Inc. (“OGSI”), incorporated on January 19, 2006 in the State of Texas. Our fiscal year ends September 30th of each year. We have not filed for any bankruptcy, receivership or similar proceeding. Since inception, we have not been subject to the reporting requirements of the Exchange Act, as amended. As such, we have not filed any filings with the Securities and Exchange Commission (“SEC”), however, by this filing we intend to become fully reporting.

We are a Nevada corporation founded in 2006. AGWS is the parent company of OGSI (a scientifically advanced Organic fertilizer manufacturer) www.organicgrowingsystems.com and ANI (a wholesale group of Commercial Nurseries located in the Southeastern US) www.advancednurseries.com. AGWS is directly involved in the $48 billion fertilizer market and the $66 billion Green Industry. AGWS was founded by a skilled group of industry professionals each with over 20 years of direct experience in the “Green” industry. ANI provides direct distribution channels for OGSI through their nursery locations.

Principal Products and Services

AGWS is the parent company of ANI and OGSI. AGWS’s common stock currently trades on the “pink sheets” under the symbol AGWS.PK. AGWS provides executive management, accounting, sales and marketing support for its two subsidiary companies.

ANI is a wholesale plant, tree and shrubbery distributor focused on the professional/commercial landscape contractor in the Southeastern United States. The Company is positioned to take advantage of the massive "southern migration" currently happening as baby boomers relocate from the Northeastern seaboard to the Southern United States. ANI immediately established itself as a key supplier for several of the largest landscape contractors in the nation. ANI allows for vertical integration with OGSI through their distribution channels and similar end-user base.

OGSI is a scientifically-based fertilizer manufacturer that utilizes chemistry to enhance the way Nitrogen is delivered to any plant through a base poultry litter, organically. Management believes that we are positioned to take advantage of what management believes are the United States consumers, increasing desire for Organic Foods, safe drinking water and the ever-increasing health costs directly associated with "synthetic chemistry." Our process utilizes a food-grade chemistry to produce a highly-effective licensed organic fertilizer. OGSI combines knowledge that goes back to early farming practices with modern organic molecular chemistry.

Our Principal Competitive Strengths

We believe we have the following principal competitive strengths, which position us to further grow and become a dominant player in our industry:

•	We have developed a large customer base and have generated over $3,400,000 in net sales during the first eight months of operations.

•	We have a strong equity base and strong shareholder support.

•	Debt incurred may be converted to equity, giving the Company an even stronger financial position for expansion into other market places.

•	We currently own a manufacturing facility (acquired in March 2007) for the organic fertilizer products so that we can provide quantity and quality controls for the products manufactured.

Our Growth Strategies

In order to capitalize on our competitive advantages and to realize our goal of growing to become a dominant player in our industry, we intend to pursue the growth strategies that include the following:

•	We plan to continue development in increasing gross margins through manufacturing some of our own products for better profitability.

•	We intend to continue expansion in other promising markets and develop a credible plan to improve operating efficiencies and drive organic revenue growth.

•	We intend to be a provider for an increasing customer base.

•	We intend to combine our business model and cost advantage with modern technology, marketing and distribution.

•	We plan to continue to expand our nurseries, plant and tree farms and manufacture our organic fertilizer to satisfy growing demand for our products.

•	We plan to expand into additional markets within the United States and into international markets with topsoil depletion issues and water pollution problems.

Targeted Markets

Advanced Nurseries, Inc.

The largest population growth is in the Sunbelt states and the West. (United States Census Bureau, June 2006)

Only a few years ago, there were relatively few companies in our industry doing an annual volume in excess of $5 million. These numbers have increased more than five-fold. There are at least a dozen companies now doing close to $100 million annually. One company does in excess of $750 million, and another is reaching the $300 million annual mark. The $50 million to $80 million annual volume niche is also swelling. (Grounds/Turf Growers Magazine Industry Outlook 2005)

Another area of growth is new start-ups. A few years ago, a survey in Lawn and Landscape Magazine was taken indicating that there are approximately 13,000 start-ups each year. At least fifty percent of these don’t survive the third year. The net result is that we gain approximately 6,000 new companies annually.

We estimate the total market to be between $60 billion and $66 billion annually. This includes landscape construction/build, landscape maintenance, irrigation installation and repairs, landscape lighting, water features, power equipment, nursery supplies, fertilizer, chemicals, etc.

Organic Growing Systems, Inc.

The United States fertilizer market exceeds $40 billion dollars annually and is comprised almost exclusively of synthetic chemistry. (Grounds/Turf Magazine Industry Outlook 2005) Organic demand is growing at virtually all levels.

PRODUCT APPLICATIONS

Home, Lawn & Garden

•	Safe around children and pets

•	One product for all fertilizer needs

•	No run-off into waterways and lakes

•	Non-burning

•	Greener, healthier lawns and plants

•	Tastier fruits

•	Less frequent application than synthetics

•	Quick growth

•	Less watering required

We believe that our organic fertilizer is ideal for lawns on which children are playing. Once applied and watered in, there is no residual odor. Children, as well as adults, are not exposed to toxic chemicals and heavy metals commonly found in synthetic fertilizers. TOP Organic Fertilizer (our flagship product, described further below) goes to work immediately fostering a microbial bloom that releases nutrition to the plants. One cannot over apply the fertilizer and thus the risk of burning plant roots is eliminated.

Turf Growers and Sports Facilities

•	Quick greenout and slow-release

•	No dormancy

•	Environmentally sound - non-leaching

•	Easy and less frequent application

•	Less water required

•	Non-toxic, non-burning

•	Ideal for golf courses, polo fields, athletic fields, campuses

With proper nutrition, grass will grow faster, be greener, use less water, eliminate nuisance weeds and not leach into the nearby waterways and lakes.

Our poultry litter-based fertilizer is treated with organic chemistry to remove all dangers of burning, reduce the odor and change the nitrogen from soluble to insoluble. Using TOP Organic Fertilizer allows turf growers to increase their productivity by growing out fields in less time with reduced water requirements and application costs.

Sport facilities, such as golf courses, polo fields and football fields are strong target markets. New sod can be placed directly on top of the fertilizer, as it cannot burn.

Landscape maintenance lends itself perfectly to TOP Organic Fertilizer. The ease of application and the reduced need over time from this slow release, high micronutrient-value fertilizer will make lawns the pride of the neighborhood. TOP Organic Fertilizer can be easily applied to existing lawns by top dressing.

Competition

Advanced Nurseries, Inc.

ANI has positioned its operations in the heart of the Southeastern United States, located in Atlanta, Georgia. We are in direct competition with well-established local brands in addition to Fortune 500 entities (i.e. John Deere). However, our skill set and our officers’ backgrounds bring clarity to the simple idea of delivering the right products, at the right price, on time. Our corporate slogan is clear, “Growing Your Business is Our Business.”

Organic Growing Systems, Inc.

Our direct competition is massive and well established, specifically the Synthetic Chemical Fertilizer Industry (i.e. Scott’s Miracle-Gro). In management’s opinion, this industry, including pesticides (e.g., insecticides, fungicides and herbicides) poses a significant risk and a very high cost to our society as a result of the resultant pollution caused by our competitors’ products. Society's losses are self-evident in extreme water pollution from synthetic nitrogen, insecticides and their companion fungicides and herbicides; all of which require massive amounts of water in their application.

We are devoted to the idea of water protection and conservation in our scientific research efforts. We support the world wellness movement, a “lifestyle” series of events that represent a multi-dimensional, complementary view of health and wellness, by bringing to market safe products to enhance personal environmental health by building healthy soil and clean water.

Patents, Trademarks, Licenses, Franchises, Royalty Agreements

Our flagship product is our TOP Organic Fertilizer, a product licensed in each state by the respective State Agriculture Department. This product utilizes several proprietary processes in its manufacture. Its “value-added” character is achieved by our unique organic chemical manufacturing process. This method takes most of the (N) nitrogen indigenous to raw poultry litter and controls it, by making the (N) nitrogen water insoluble. The resulting fertilizer is sterile and replete with micro-nutrition: Iron, Sulfur, Calcium, Magnesium, Manganese, Phosphorus, Copper, Sodium, and Chloride. These are essentially all the elements necessary to provide plant health.

This package of “insoluble” (N) nitrogen and elemental micro-nutrition grows “any plant in any kind of soil.” It is the perfect combination of energy fabricated into a solid pellet of dense carbon that replenishes the soil food web so that plant health is optimized. We deliver energy to the soil and by doing so we "feed the soil and the soil feeds the plant." The amount of water used decreases by 2/3 the amount used with synthetic fertilizers as it is not necessary to wash away excess (N) nitrogen to protect the plant from chemical burn.

The process of changing Nitrogen from soluble to insoluble, the addition of high levels of micro-nutrition and the application of specialized extracts to eliminate significant levels of very unpleasant odors are all closely-held trade secrets of the Company.

Employees

We currently employ approximately 35 full-time employees nationwide. We have employment agreements with key employees. None of our employees are covered by a collective bargaining agreement, and we believe our employee relations are good.

Regulatory Mandates

Currently all products and/or licenses are secured prior to shipments of inventory items. If government approval of the manufacturing facility or other environmental requirements are deemed necessary, the Company will take the required steps. At the present time the Company has received assurances that the organic fertilizer facility acquired in March of 2007 is environmentally safe. (Tests conducted by Environmental Management Services, Inc. in Mississippi.)

Reports to Security Holders

The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20002. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at (http://www.sec.gov). We are not including the information contained in our website as part of, or incorporating it by reference into, this report on Form 10-SB.

Item 2.	Management’s Discussion and Analysis or Plan of Operation

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this Registration Statement. Portions of this document that are not statements of historical or current fact are forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this Registration Statement should be read as applying to all related forward-looking statements wherever they appear in this Registration Statement. Our actual results could differ materially from those anticipated in the forward-looking statements. Factors that could cause our actual results to differ materially from those anticipated include those discussed in “Risk Factors,” “Business” and “Forward-Looking Statements”.

Plan of Operations

ANI has experienced rapid commercial success. We continue to outperform our original budget. ANI will be holding formal grand-openings for our second and third commercial distribution facilities early in 2007. Sales for the months of January, February, and March were in excess of $500,000 per month. We expect, but can provide no assurances, nursery sales to approach or exceed $1,300,000 per month in April, May, and June of 2007. ANI is currently completing the retrofit of the third facility in the first quarter of 2007. By the end of the first quarter of 2007, we project three commercial distribution facilities running approximately $1,000,000 - $1,300,000 per month in revenue for all locations.

In March 2007, OGSI purchased a manufacturing facility from Agreaux Organics, Inc. (“Agreaux”). Agreaux was the contract fertilizer manufacturer located in Monticello, Mississippi for OGSI. This acquisition will not only substantially increase our gross profit margin, but it lets OGSI immediately tackle larger buyers they have previously shied away from. Developers, contractors, growers, specialty retailers, etc. have shown interest in OGSI products. Tests by Dr. Bill Evans, Mississippi State University, confirm several years of ongoing testing by Joe Bradford of the USDA. They have tested the OGSI organic fertilizer head to head with several commercially successful synthetics and with Osmocote in particular. We showed measurable success in virtually every category. OGSI has an engineering team at the facility to make some necessary changes. These changes should allow us immediate capacity in excess of 1,000 tons per month or $400,000. Additional capacity will be added as needed. Product margin is anticipated to increase from 20% to 55%.

With the addition of two more nursery facilities and the purchase of the fertilizer plant, the number of employees will increase. However, the additional staff will be kept as minimal as possible with the centralized management for the two separate divisions.

For additional short-term financing, on December 20, 2006, the Company entered into an agreement to borrow additional funds for working capital purposes from a private investment banking firm in the amount of $750,000. The note calls for simple interest at the rate of 10% per annum on the unpaid balance. Interest on the note is to accrue and be paid quarterly or upon payment of the note. The note becomes due and payable on the earlier of the following:

1.	December 31, 2010;

2.	A change of ownership in over 50% of the Company’s common stock; or

3.	The sale of substantially all of the Company’s assets

Upon the authorization by the Company’s shareholders and Board of Directors of a class of preferred stock with the rights and features substantially equivalent to this note, the note shall be automatically converted to the new class of preferred stock by the Company’s Board of Directors and the issuance of such preferred stock.

The lender has the right to convert all or a portion of this note to common shares of the Borrower at $0.50 per share. In addition, for each dollar advanced under this note, the lender is to receive a warrant to purchase one share of the Company’s common stock for $1.00 per share. Our management anticipates utilizing the total amount committed under the promissory note to complete the expansion of the nurseries, and for working capital needs. Some of the funds were used for the acquisition of the fertilizer plant in Mississippi in March 2007. As of March 31, 2007, the Company had received $180,300 of proceeds from this note.

On February 12, 2007, the Company amended its charter to provide for 50,000,000 shares of $0.001 par value preferred stock. Rights, preferences and designations of the preferred stock are to be determined by the Board of Directors of the Company. Effective March 9, 2007, the Company entered into an agreement with a private investment company to provide additional working capital of $1,472,000 in exchange for the issuance of 3,000,000 shares of preferred stock and warrants to purchase 9,000,000 shares of the Company’s common stock.

Additional preferred stock and warrants will be issued in conversion of the promissory note issued to the private investment banking firm more fully described above. This conversion will be completed in the 1st quarter of 2007 since the Company has authorized the preferred stock and it is anticipated that the Board of Directors of the Company will authorize the issue of the preferred stock in payment of this debt.

Management believes that the borrowings as indicated along with the current and projected increased sales from operations will be sufficient to meet the working capital requirements of the Company for the next twelve months.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company has just completed its first fiscal quarter ended December 31, 2006. The Company and its business plan began early in 2006. The Company’s fiscal year ends September 30th.

From the inception of the Company, operations have been divided into two major segments of business, sales of organic fertilizer and a commercial nursery operation. During the current fiscal period from February 2, 2006 (Inception) through September 30, 2006, OGSI opened a warehouse location in Houston, Texas and ANI opened its main location in Alpharetta, Georgia. During the first fiscal quarter ended December 31, 2006 ANI opened a second location in Braselton, Georgia and it opened a third location during the quarter ended March 31, 2007.

ANI opened its first nursery and commenced sales in March of 2006. Total sales for the period from February 2, 2006 (Inception) through September 30, 2006 were $3,118,187 with sales for the quarter ended December 31, 2006 of $2,076,737. OGSI began its sales effort in February of 2006 and recorded sales of $295,869 for the period from February 2, 2006 (Inception) through September 30, 2006 sales of $89,326 for the quarter ended December 31, 2006.

Sales and gross profit by operating subsidiary for the Company’s first fiscal period ended September 30, 2006 is as follows:

	February 2, 2006 (Inception) through September 30, 2006
	ANI	OGSI	Total
Total sales	$3,118,187	$295,869	$3,414,056
Cost of sales	2,230,712	300,175	2,530,887

Gross profit	$887,475	$(4,306)	$883,169

Gross profit percentage	28.46%	(1.46%)	25.87%

	Three-month period ended December 31, 2006
	ANI	OGSI	Total
Total sales	$2,076,737	$89,326	$2,166,063
Cost of sales	1,485,865	67,361	1,553,226

Gross profit	$590,872	$21,965	$612,837

Gross profit percentage	28.45%	24.59%	28.29%

The negative gross profit in OGSI for the period ended September 30, 2006 was due to the high costs of transportation of the product as OGSI is marketing its product and establishing its customer base. It is management’s opinion that the acquisition of the fertilizer plant in Monticello, Mississippi will reduce the costs and improve the gross profit percentage of its organic fertilizer operations. For the three months ended December 31, 2006 OGSI gross profit percentage may not contain all of the overhead items normally allocated in a manufacturing facility. However, the organic fertilizer plant was being operated on a contract basis until the facility was purchased at the end of March, 2007. The cost of materials, freight, and labor to produce the fertilizer is included in the above cost of sales.

Interest expense of $88,965 for the period from February 2, 2006 (Inception) through September 30, 2006 was high due to an abnormally high rate of interest charged on some short-term borrowings that were paid off shortly after the end of the year.

Occupancy expenses for the period from February 2, 2006 (Inception) through September 30, 2006 amounted to $118,769 compared to $116,463 for the three months ended December 31, 2006. These expenses relate to the operations in Houston, Texas and in Alpharetta, Georgia for the two operating subsidiaries. The increased rate of occupancy expenses for the three months ended December 31, 2006 is due principally to the additions of property leased for ANI’s additional locations in Braselton and Marietta, Georgia.

Marketing and advertising expenses incurred were $16,573 for the period from February 2, 2006 (Inception) through September 30, 2006 as compared to $22,770 for the three months ended December 31, 2006. Management anticipates that marketing and advertising expenses will increase as the Company continues to grow.

For the period from February 2, 2006 (Inception) through September 30, 2006 the Company had a loss, net of tax benefits, of $534,170 compared to a net loss after income tax benefits of $290,147 for the three months ended December 31, 2006. A large portion of these losses are attributable to the start-up nature of the Company. Expenses for personnel, work on improvements, and in organization of the Company were expensed during the current fiscal period February 2, 2006 (Inception) through September 30, 2006 and the three months ended December 31, 2006. The Company has no prior financial statements as the company into which the Company merged was a dormant company with no operating history. OGSI has spent a large portion of management salaries, travel, and work associated with the proving up of the product that it is currently selling on the market.

The Company has utilized a private placement of its securities in order to finance the initial growth of the Company, along with short-term debts described elsewhere in this document.

AGWS is a dynamic growing Company that has dedicated individuals that are working to get the Company to achieve its goal of profitability during the fiscal year ending September 30, 2007. The Company has utilized an additional $300,000 in order to complete the acquisition of a fertilizer production facility in Monticello, Mississippi. With this addition, the Company is planning for additional reductions in cost of sales resulting in an increasing gross profit percentage related to fertilizer sales. The organic fertilizer sold by the Company for the period from February 2, 2006 (Inception) through September 30, 2006 was purchased on a contract basis. However, as of October 1, 2006 OGSI has taken over the operations of the plant in Monticello, Mississippi and recently completed the acquisition of the plant in order to enhance the operations of this subsidiary.

In addition to the plant in Monticello, ANI has opened additional locations in Braselton and Marietta, Georgia. With three nursery locations in the Atlanta area, management believes that there will be additional savings on large purchases and three locations to provide for a rapid turnover of its inventory, thereby increasing the profitability of the Company.

The rapid growth of the Company, along with increased inventory, accounts receivable, and improvements to the properties have put a strain on the Company’s resources. However, management is of the opinion that the Company will continue to grow and through its contacts will have sufficient capital and/or debt necessary to meet its obligations.

Critical Accounting Policies

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying interim consolidated financial statements follows.

Basis of Accounting

The consolidated financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates and assumptions.

Cash and Cash Equivalents

The Company considers all short-term investments with original maturities of three months or less when purchased to be cash equivalents.

Accounts Receivable

The Company’s accounts receivable are primarily related to customer accounts of ANI and OGSI. Accounts receivable are stated at amounts management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. The change in the valuation allowance have not been material to the consolidated financial statements.

Inventories

Inventories for ANI are carried at the most recent cost as of September 30, 2006, which approximates the lower of cost or market. Inventory carried by OGSI is carried at the lower of cost or market using the first-in, first-out method of accounting.

Property and Equipment

Property and equipment are capitalized at cost and depreciated using the straight-line method over the estimated useful lives of the various classes of assets. Leasehold improvements are amortized on a straight-line basis over the lease terms, including the options to renew. Normal repairs and maintenance are expensed as incurred. No assets were disposed of during the period ended September 30, 2006.

Off-Balance Sheet Arrangements

The Company has given the option for key management (minority shareholder/officers of the subsidiaries) to sell their 19% of the subsidiaries to the parent company for 6 times EBITDA over the next 24 months in exchange for additional shares in the Company. Depending on the average stock price, this could have adverse dilutionary effects on all outstanding shareholders. For further details see the employment agreements section in Item 6.

There are no other off-balance sheet arrangements. The Company’s contingencies are further described in the notes to consolidated financial statements.

Item 3.	Description of Property

We currently lease warehouse and office space for our OGSI subsidiary in Houston, Texas consisting of approximately 10,000 square feet from Farrell Road Properties, Ltd. The term of the related lease is three years and 22 days, which term commenced on September 9, 2006. Our monthly payment under the lease is $3,800 per month for the 1st year, $4,000 per month for the 2nd year and $4,200 for the third year. The property is in good condition and sufficient to meet our needs at this time.

Effective March 29, 2007, the Company purchased an organic fertilizer plant in Monticello, MS for $500,000 cash, 600,000 shares of restricted common stock and the assumption of debt in the amount of $500,000. The debt is to be paid out over a 60-month period at a rate not to exceed $10,000 per month. The total to be paid is limited to a total of $600,000 including interest over the five-year period.

Our nursery properties are as follows:

Approximately 7,223 acres of land located in the City of Alpharetta, Georgia has been rented from Union Hill & Associates, LLC for the main location of ANI. The lease commenced on February 7, 2006 for a three-year term with an option to extend for an additional two years. Base rent is $8,300 per month for the 1st year increasing by 3% each year of the term on the anniversary of the commencement date.

The second location for our commercial nursery is located on 13 acres at 8270 Highway 53, Braselton, Georgia. The term of the lease is for five years at a beginning monthly rental of $3,000 per month. Commencement of the lease was July 31, 2006. The Company also has first option of refusal to purchase the property for $125,000 per acre for the 1st year of the lease and thereafter the purchase price will be at market value not to be less than $125,000 per acre.

Additionally, the nursery division entered into a lease with Pineoak Lumber Company to lease a 9 acre property known as 661 South Cobb Drive, Marietta Georgia that includes a 12,000 square foot building, and unimproved real estate in which to store the trees, plants, and other merchandise for sale. This lease began December 1, 2006 at a base rent of $6,000 per month. The lease is for a total of five years.

Office space for corporate headquarters has been identified and is planned to be fully functional by the end of April of this year.

Item 4.	Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth information as to the beneficial owners of more than five percent (5%) of all classes of the voting securities of AGWS. The percentage ownership has been calculated based on 23,001,031 shares of common stock outstanding as of February 28, 2007.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Big Baller Media Group, LLC, 2222 Michaelson #480, Irvine, CA 92612 (1)	1,450,000	6.30%
Common	Aritex Consultants, Inc. & Safford Investments, Inc. 230 N. Park Boulevard, Suite 106, Grapevine, TX 76051 (2)	3,940,734	17.13%
Common	Christopher J. Nichols, 7740 St. Marlo CC Pkwy, Duluth, GA 30097	4,416,667	19.20%
Common	BLGR Enterprises LLC, 18201 Von Karman, Suite 550, Irvine, CA 92612(3)	2,463,366	10.71%

1.	Big Baller Media Group, LLC is controlled by Jeffrey Greeney.

2.	Aritex Consultants, Inc. and Safford Investments, Inc. are controlled by Lyle J. Mortensen, CFO of the Company.

3.	BLGR Enterprises LLC is controlled by Tomas Rubin.

Security Ownership of Management

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Christopher J. Nichols, President of AGWS, 7740 St. Marlo CC Pkwy, Duluth GA 30097	4,416,667	19.20%
Common	Lyle J. Mortensen, CFO through Safford Investments, Inc. and Aritex Consultants, Inc. 230 N. Park Boulevard, Suite 106 Grapevine, TX 76051.	3,940,734	17.13%
Common	Jon Hammond, President of ANI, 755 Union Hill Road, Alpharetta, GA 30004	1,000,000	4.35%
Common	Dr. Martin Reiner, President of OGSI, Treasurer, 2341 Bolsover, Houston, TX 77005	500,000	2.17%

Changes in Control.

The Company is unaware of any arrangement that will result in a change in control of the Company or its operating subsidiaries.

Item 5.	Directors and Executive Officers, Promoters and Control Persons.

The following table sets forth the names and ages of our current directors and executive officers, as well as their principal offices and positions.

NAME	AGE	POSITION
Christopher J. Nichols	40	President & Chairman of the Board of Directors
Lyle J. Mortensen	67	Secretary & Chief Financial Officer
Dr. Martin Reiner	62	Treasurer & Director, President of OGSI
Jon Hammond	37	Director, President of ANI
Jack Cowan	74	Director
Steve Riegler	37	Director

All of our directors serve until their successors are elected and qualified by our shareholders, or until the earlier of their death, retirement, resignation or removal. The following is a brief description of the business experience of our executive officers, directors and significant employees:

Christopher J. Nichols (40), is the Chairman, President and CEO of AGWS. From December, 2003 through January, 2006 he was the senior Vice President of Sales for the Private Client Group at Westcap Securities, Inc. in Irvine, CA. From December of 2002 through October, 2003 he was a Vice President with Fisher Investments selling separate accounts to high net-worth individuals. From November, 1997 through October 2002, he was a Registered Representative with Interfirst Capital Corporation in Yorba Linda, CA. From January, 1991 through November of 1997, he was the Director of Sales and Marketing for Sun-Gard West, a regional distributor of solar control products.

Jon Hammond (37), is President of ANI. From November 2002 through February 2006 he was the N.E. Georgia Manager of John Deere Landscapes in Alpharetta Georgia. From September 1991 through November, 2002 he served as the General Manager of Shemin Nurseries in Atlanta, GA. From February 1989 through September, 1991 he served as a Store Manager for Pike’s Family Nurseries in GA. From June 1988 through January 1989, he served as a basic land care specialist for The Country Club of the South.

Dr. Martin Reiner (62), is President of OGSI., Treasurer and Director of the Company. From March 1998 through January of 2006, he served as the Vice President and subsequent President of Ag-Org, Inc. a manufacturer of Organic Fertilizer. From April of 1994 through March of 1998 he served as the President of Reiner & Reiner in Houston TX, an international business development corporation. From April 1984 through March 1994, he served as the President and Executive Director of South Main Center Association, a not for profit community and economic development association.

Lyle J. Mortensen (67), is Secretary and Chief Financial Officer of the Company and is a Certified Public Accountant. From June of 1965 until approximately April of 1978 he worked for Touche Ross & Co, now Deloitte & Touche, in the audit and tax departments. From April 1978 until present time he has been self employed as a Certified Public Accountant working mainly in a tax and consulting capacity and serving as the chief financial officer for various small private companies.

Steve Riegler (37), is a Director and has been a private equity investor over the past several years. He has also worked with several non-profit organizations as well as holding advisory roles with Epic Sports and Quicksilver Boardriders USA. He previously served as a professional equity trader at UBS and for 10 years was a specialist for Charles Schwab on the floor of the Pacific Stock Exchange (PCX) in Los Angeles. During his time at the PCX he served on the Board of Governors in 2000. He was also in charge of all major media communications including CNBC, CNN and local Los Angeles radio.

Jack Cowan (74), is a Director and founder of Venture Chemicals, Inc. in Lafayette LA. He brings massive experience in chemical engineering, chemical management and sophisticated manufacturing. He is currently Chairman of the Board of the Venture Group, several small, specialty-based products companies serving a number of markets including oil and gas drilling fluid additives, agricultural products, animal feed additives, etc. Jack has been on various committees and actively involved in multiple professional organizations including the American Chemical Society, the American Petroleum Institute, the National Association of Corrosion Engineers and the Commercial Development Association. Jack is the author or co-author of more than 30 patents and is the author/co-author of numerous technical papers involving both drilling fluids and oilfield production chemicals. Jack has a BS Degree in Chemistry from Midwest University.

Involvement in Certain Legal Proceedings

To the best of our knowledge, during the past five years, none of the following occurred with respect to a present or former director or executive officer of the Company: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of any competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the commodities futures trading commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Board Committees and Independence

All of the directors serve until the next annual meeting of common shareholders and until their successors are elected and qualified by our common shareholders, or until the earlier of their death, retirement, resignation or removal. Our Bylaws set the authorized number of directors at not less than one nor more than nine, with the actual number fixed by our Board of Directors. Our Bylaws authorized the Board of Directors to designate from among its members one or more committees and alternate members thereof, as they deem desirable, each consisting of one or more of the directors, with such powers and authority (to the extent permitted by law and these Bylaws) as may be provided in such resolution.

The entire Board of Directors will perform the function of the Audit Committee until we appoint directors to serve on the Audit Committee.

The entire board performs the functions of the Compensation Committee until we appoint directors to serve on the Compensation Committee.

ITEM 6.	Executive Compensation.

The following table sets forth for the Calendar year ended December 31, 2006 the compensation received by the officers of the Corporation

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Christopher J. Nichols President	2006	$108,708	—	—	—	—	—		$108,708
Lyle Mortensen CFO	2006	$8,000	—	—	—	—	—	—	$8,000 —
Martin Reiner Treasurer & Director, President of OGSI	2006	$68,750	—	—	—	—	—	—	$68,750 —
Jon Hammond Director, President of ANI	2006	$169,583	—	—	—	—	—	—	$169,583 —

Employment Agreements:

Christopher J. Nichols – The Company has entered into a three-year contract with Chris to serve as the President and CEO of the Company for a three-year period beginning February 1, 2006 and ending January 31, 2009 unless terminated sooner. The Agreement may also be extended by mutual written agreement of the Parties. Base pay for Mr. Nichols is set at $185,000 per year. However the Company’s Board of Directors may increase the base pay as deemed warranted by agreement of the Board of Directors. The Board may also see fit to grant increases. He shall participate in any deferred compensation, bonus and/or stock option plans designed and implemented by the Company’s Board of Directors for the benefit of the Company’s key executives and employees. Mr. Nichols has agreed to a reduced salary and/or consultant fee during the initial growth of the Company with the understanding that he will be compensated for this reduction at a yet undetermined time.

Jon Hammond – ANI, a majority-owned subsidiary of the Company has entered into a three-year contract with Jon to serve as the President and CEO of ANI for a three-year period beginning February 1, 2006 and ending January 31, 2009 unless terminated sooner. The Agreement may also be extended by mutual written agreement of both parties. Monthly base pay for Mr. Hammond is set at $185,000 per year. However the Company’s Board of Directors may increase the base pay as deemed warranted by agreement of the Board of Directors. The Board may also see fit to grant increases. He shall participate in any deferred compensation, bonus and/or stock option plans designed and implemented by the Company’s Board of Directors for the benefit of the Company’s key executives and employees.

1.	Stock Grant – One Hundred Eighty Thousand (180,000) shares of the common stock of the Company shall be issued to Mr. Hammond within ten (10) days of the date of the execution of this agreement.

2.	Right of Exchange – At any time beginning February 1, 2007 and continuing until December 31, 2008, Mr. Hammond shall have the right to exchange his shares in ANI for publicly-traded shares of AGWS stock. The exchange rate shall be determined based upon the previous quarters of ANI’s earnings before interest, taxes, depreciation and amortization (“EBITDA”) times four to reflect annual EBITDA times a multiple of six. The value of AGWS’s stock shall be determined based upon the average closing price on any stock exchange.

Dr. Martin Reiner – OGSI, a majority-owned subsidiary of the Company has entered into a three-year contract with Martin to serve as the Chairman of the Board of OGSI for a three-year period beginning February 1, 2006 and ending January 31, 2009 unless terminated sooner. The Agreement may also be extended by mutual written agreement of both parties. Monthly base pay for Mr. Reiner is set at $75,000 per year. However the Company’s Board of Directors may increase the base pay as deemed warranted by agreement of the Board of Directors. The Board may also see fit to grant increases. He shall participate in any deferred compensation, bonus and/or stock option plans designed and implemented by the Company’s Board of Directors for the benefit of the Company’s key executives and employees.

1.	Stock Grant – Ninety-five Thousand (95,000) shares of the common stock of the Company shall be issued to Dr. Reiner within ten (10) days of the date of the execution of this agreement.

2.	In addition, Dr. Reiner is to receive five hundred thousand (500,000) shares of AGWS’s common stock as Founders Stock, when offered for public sale or on or before March 15, 2006.

3.	Right of Exchange – At any time beginning February 1, 2007 and continuing until December 31, 2008, Dr. Reiner shall have the right to exchange his shares in OGSI for the publicly-traded shares of AGWS stock. The exchange rate shall be determined based upon the previous quarters of OGSI’s EBITDA times four to reflect annual EBITDA times a multiple of six. The value of AGWS’s stock shall be determined based upon the average closing price on any stock exchange.

Lyle J. Mortensen – Chief Financial Officer receives a monthly fee of $6,000 per month, plus direct expense reimbursements, that are paid to his consulting company, Aritex Consultants, Inc. At the present time, Mr. Mortensen is serving without an employment agreement and does not participate in other stock considerations. He is a substantial shareholder as indicated above, and may receive additional compensation that is deemed appropriate by the Board of Directors of the Company.

Director Compensation

AGWS shall pay its Directors a nonrefundable retainer of $5,000 per year, which shall compensate such Director for all time spent preparing for, traveling to (if applicable) and attending Board of Director meetings during the year; provided, however, that if more than three Board meetings require out-of-town travel time, such additional travel time may be billed at a reasonable rate to be determined by the Board of Directors. The retainer shall be provided for portions of the term less than a full calendar year. This retainer may be revised by action of the Board of Directors from time to time. Such revision shall be effective as of the date specified in the resolution for payments not yet made and need not be documented by an amendment to this agreement. Director compensation is for non-AGWS employees only.

Unless otherwise restricted by our Certificate of Incorporation, the members of our Board of Directors have the authority to fix the compensation of Directors. The Directors may be paid their expenses, if any, related to attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as our Director. No such payment will preclude any Director from serving our Company in any other capacity and receiving compensation thereafter. Members of special or standing committees may be given compensation for attending committee meetings.

DECEMBER 31 GRANTS OF PLAN-BASED AWARDS

None.

DECEMBER 31 OUTSTANDING EQUITY AWARDS

None.

DECEMBER 31 OPTION EXERCISES AND STOCK VESTED

None.

DECEMBER 31 PENSION BENEFITS

None.

DECEMBER 31 NONQUALIFIED DEFERRED COMPENSATION

None.

DECEMBER 31 ALL OTHER COMPENSATION

None.

DECEMBER 31 PERQUISITES

None.

DECEMBER 31 DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Christopher J. Nichols		—	—	—	—	$108,708	$108,708
Dr. Martin Reiner		—	—	—	—	$68,750	$68,750
Jon Hammond		—	—	—	—	$169,583	$169,583
Jack Cowan	$6,000	$1,900	—	—	—	—	$7,900
Steve Riegler	$6,000	$1,900	—	—	—	—	$7,900

At the present time employees that are members of the Board of Directors are reimbursed for travel expenses but do not receive compensation for service on the Board of Directors, other than the $5,000 retainer they are paid and if more than three Board meetings require out-of-town travel time, such additional travel time may be billed at a reasonable rate to be determined by the Board of Directors, as more fully described under the caption Director Compensation. The Company may elect to change this policy and fix a reasonable compensation rate for all directors.

DECEMBER 31 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

		Before Change in Control	After Change in Control
Name	Benefit	Termination w/o Cause or for Good Reason	Termination w/o Cause or for Good Reason	Voluntary Termination	Death	Disability	Change in Control
Christopher J. Nichols	Salary-3 years	0	0	0	30,833	61,666	0
Dr. Martin Reiner	Salary-3 years	0	0	0	12,500	25,000	0
Jon Hammond	Salary-3 years	0	0	0	30,833	61,666	0
Lyle J. Mortensen	0	0	0	0	0	0	0
Steve Riegler	0	0	0	0	0	0	0
Jack Cowan	0	0	0	0	0	0	0

Item 7.	Certain Relationships and Related Transactions and Director Independence.

Certain Related Party Transactions Within The Past Two Years. The following are certain transactions or proposed transactions during the last two years to which we were a party, or proposed to be a party, in which certain persons had a direct or indirect material interest.

Lon Musgrove was one of the former officers and directors of OGSI and holds 9.5% of the outstanding stock of OGSI. Mr. Musgrove resigned effective September 30, 2006.

TBECK Capital, Inc., a shareholder of the Company, in December of 2006 agreed to lend the Company up to $750,000 as additional working capital on a convertible promissory note. As of March 31, 2007 advances on this note amounted to $180,300.

The following is a list all subsidiaries of the Company showing the basis of control and as to each Company, the percentage of voting securities owned or other basis of control by its immediate parent if any.

Owner	% Owned	Subsidiary
Advanced Growing Systems, Inc.	81%	Organic Growing Systems, Inc.
Martin Reiner	9.5%	Organic Growing Systems, Inc.
Lon Musgrove	9.5%	Organic Growing Systems, Inc.
Advanced Growing Systems, Inc.	81%	Advanced Nurseries, Inc.
Jon Hammond	19%	Advanced Nurseries, Inc.

The Company entered into a placement agreement with Westcap Securities, Inc. in connection with its offering of convertible promissory notes. For details of the promissory note provisions please refer to note eight in the notes to consolidated financial statements attached and a part of this filing. As of January 31, 2007 the Company had received $962,000 as proceeds from this Reg D, section 506 offering. The Company does not anticipate receiving any additional proceeds from this offering. Commissions of 10% plus expenses were paid in connection with this offering.

Item 8.	Description of Securities

General

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.001, and 50,000,000 shares of preferred stock, par value $0.001.

Common Stock

The shares of our common stock presently outstanding, and any shares of our common stock issued upon exercise of stock options and/or warrants, will be fully paid and non-assessable. Each holder of common stock is entitled to one vote for each share owned on all matters voted upon by shareholders, and a majority vote is required for all actions to be taken by shareholders, except that a plurality is required for the election of directors. In the event we liquidate, dissolve or wind-up our operations, the holders of the common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities and the liquidation preference of any shares of preferred stock that may then be outstanding. The common stock has no preemptive rights, no cumulative voting rights, and no redemption, sinking fund, or conversion provisions. Since the holders of common stock do not have cumulative voting rights, holders of more than 50% of the outstanding shares can elect all of our Directors, and the holders of the remaining shares by themselves cannot elect any Directors. Holders of common stock are entitled to receive dividends, if and when declared by our Board of Directors, out of funds legally available for such purpose, subject to the dividend and liquidation rights of any preferred stock that may then be outstanding.

Preferred Stock

On February 12, 2007, the Company’s Articles of Incorporation were amended to provide for 50,000,000 shares of $0.001 par value preferred stock. Rights preferences and designations of the preferred stock to be determined by the Board of Directors of the Company. The preferred stock was authorized by majority consent of the shareholders of the Company.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying cash dividends on our common shares in the foreseeable future. We may not have sufficient funds to legally pay dividends. Even if funds are legally available to pay dividends, we may nevertheless decide in our sole discretion not to pay dividends.

Share Purchase Warrants

The below table sets forth, as of December 31, 2006 the classes of our outstanding warrants and the number of shares of our common stock for which such warrants are exercisable:

Class of Warrants	Exercise Price	Expiration Date	Number of Shares Reserved
Convertible promissory note for common stock	$2.50/share	36 months from date of note	373,500
Promissory note with attached warrant	$1.00/share	December 20, 2011	180,300	*

*	Based on one warrant for each dollar advanced under the promissory note dated December 20, 2006.

Options

Management intends to formulate a stock option plan for its employees. However, at this time there is no formal or informal stock option plan.

Part II

ITEM 1.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Shares of our common stock are currently quoted on the “pink sheets” bulletin board under the symbol “AGWS.PK”

For the periods indicated, the following table sets forth the high and low bid prices per share of common stock, as reported by pink sheets.com. These prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions.

Periods	High	Low
Fiscal Year 2005
First Quarter (January-March 2005)	$3,500	$3,500
Second Quarter (April-June 2005)	$3,500	$3,500
Third Quarter (July-September 2005)	$3,500	$3,500
Fourth Quarter (October-December 2005)	$10,000	$3,500

Fiscal Year 2006
First Quarter (January-March 2006)	$3,500	$3,500
Second Quarter (April-June 2006)	$3,500	$25.00
Third Quarter (July through September, 2006)	$10.01	$0.50
Fourth Quarter (October-December 2006)	$1.00	$0.50

*	The Company effected a 1 for 10,000 reverse stock split on June 22, 2006. Prices prior to June 22, 2006 reflect the pre-reverse split price.

On February 28 2007, the closing bid price of our common stock was $0.70.

Holders of Record

As of February 28, 2007 we had approximately 70 holders of record of our common stock. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of common stock whose shares are held in the names of various security brokers, dealers, and registered clearing agencies.

Item 2.	Legal Proceedings

We are currently not involved in any litigation that we believe could have a materially adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending, or to the knowledge of the executive officers of our Company or any of our subsidiaries, threatened against or affecting our Company, our common stock, any of our subsidiaries or our Company’s or our Company’s subsidiaries’ officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

Item 3.	Changes in and Disagreements with Accountants.

We have had no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures with our accountants for the year ended September 30, 2006 or any interim period.

We have not had any other changes in nor have we had any disagreements, whether or not resolved, with our accountants on accounting and financial disclosures during our recent fiscal year or any later interim period.

Item 4.	Recent Sales of Unregistered Securities.

Since inception of the Company (February 2, 2006) the Company sold unregistered shares of its common stock in the following transactions:

On June 20, 2006, at the time of the merger into a public shell, the shareholders of the operating companies tendered their shares of the operating companies to the public company and were issued the same amount of common shares (16,000,000 shares) of the new merged public company.

The Company sold 5,182,590 shares of common stock in July of 2006 to Victoria Financial Consultants, LLC in a private placement of stock, for a total consideration before $120,000 in costs and fees in the amount of $1,000,000, or $0.19 per share. The offer and sale of the securities above were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Rule 506 promulgated under the Securities Act and in Section 4(2) and Section 4(6) of the Securities Act and/or Rule 504 of Regulation D.

Prior to September 30, 2006, William Reynierson was issued 75,000 shares of restricted common stock in connection with his employment contract with ANI, a subsidiary of the Company.

The Company, during the month of January 2007, issued to William Reynierson 25,000 shares of restricted common stock as a quarterly stock bonus under his employment with ANI. Aritex Consultants, Inc. (the consulting company of Lyle Mortensen, CFO) was issued 466,667 shares as compensation for services rendered to the Company in connection with Mr. Mortensen’s services as the Chief Financial Officer of the Company.

On March 9, 2007 the Company sold 300,000 shares of its series A convertible preferred stock to Vision Opportunity Master Fund, Ltd. at $0.50 per share and warrants to purchase 9,000,000 shares of the Company’s common stock.

Item 5.	Indemnification of Directors and Officers.

Certificate of Incorporation and Bylaws. Pursuant to our amended Certificate of Incorporation, our Board of Directors may issue additional shares of common or preferred stock. Any additional issuance of common stock could have the effect of impeding or discouraging the acquisition of control of us by means of a merger, tender offer, proxy contest or otherwise, including a transaction in which our stockholders would receive a premium over the market price for their shares, and thereby protects the continuity of our management. Specifically, if in the due exercise of its fiduciary obligations, the Board of Directors was to determine that a takeover proposal was not in our best interest, shares could be issued by the Board of Directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover by:

•	diluting the voting or other rights of the proposed acquirer or insurgent stockholder group;

•	putting a substantial voting block in institutional or other hands that might undertake to support the incumbent Board of Directors; or

•	effecting an acquisition that might complicate or preclude the takeover.

Nevada Anti-Takeover Law. We are subject to the provisions of the Nevada General Corporation Law concerning corporate takeovers.

Limited Liability and Indemnification. Our Certificate of Incorporation eliminates the personal liability of our Directors for monetary damages arising from a breach of their fiduciary duty as Directors to the fullest extent permitted by Nevada law. This limitation does not affect the availability of equitable remedies, such as injunctive relief or rescission. Our Certificate of Incorporation requires us to indemnify our Directors and officers to the fullest extent permitted by Nevada law, including in circumstances in which indemnification is otherwise discretionary under Nevada law.

Under Nevada law, we may indemnify our directors or officers or other persons who were, are or are threatened to be made a named defendant or respondent in a proceeding because the person is or was our director, officer, employee or agent, if we determine that the person:

•	conducted himself or herself in good faith;

•

reasonably believed, in the case of conduct in his or her official capacity as our director or officer, that his or her conduct was in our best interests, and, in all other cases, that his or her conduct was at least not opposed to our best interests; and

•	in the case of any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

These persons may be indemnified against expenses, including attorney fees, judgments, fines, including excise taxes, and amounts paid in settlement, actually and reasonably incurred, by the person in connection with the proceeding. If the person is found liable to the corporation, no indemnification shall be made unless the court in which the action was brought determines that the person is fairly and reasonably entitled to indemnity in an amount that the court will establish.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to court of appropriate jurisdiction. We will then be governed by the court’s decision.

PART F/S

Items 1 and 2.     Index to Exhibits and Description of Exhibit s

The financial statements required by this Part F/S are contained under the sections “Advanced Growing Systems, Inc. Index to Financial Statements” of the Registration Statement. The aforementioned financial statements are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Exchange Act, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Chris J. Nichols
Chris J. Nichols Chief Executive Officer

Dated:   April 19, 2007

Pursuant to the requirements of the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Lyle J. Mortensen
Lyle J. Mortensen Chief Financial Officer

Dated:   April 19, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

Advanced Growing Systems, Inc.

We have audited the accompanying consolidated balance sheet of Advanced Growing Systems, Inc. and subsidiaries, as of September 30, 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the period from February 2, 2006 (Inception) to September 30, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Advanced Growing Systems, Inc. and subsidiaries as of September 30, 2006, and the results of their operations and their cash flows for the period from February 2, 2006 (Inception) to September 30, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ Whitley Penn LLP
Fort Worth, Texas
January 12, 2007

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

SEPTEMBER 30, 2006

Assets
Current assets:
Cash and cash equivalents	$230,733
Accounts receivables, net of allowance for doubtful accounts of $41,641	834,833
Employee advances	1,922
Inventories	480,030

Total current assets	1,547,518
Property and equipment, net	331,607
Deferred income taxes	296,645
Other assets	120,000

Total assets	$2,295,770

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$918,604
Accounts payable, related parties	34,717
Notes payable	203,500
Convertible notes payable, net of discount	738,472
Current portion of capital lease obligations	7,074

Total current liabilities	1,902,367
Long-term portion of capital lease obligations	7,953

Total liabilities	1,910,320
Commitments and contingencies	—
Minority interest	380
Stockholders’ equity:
Common stock, par value $0.001; 500,000,000 authorized; 21,270,998 issued; and 21,270,998 outstanding	21,271
Additional paid-in-capital	897,969
Accumulated deficit	(534,170)

Total stockholders’ equity	385,070

Total liabilities and stockholders’ equity	$2,295,770

See accompanying notes to consolidated financial statements.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

Period from February 2, 2006 (Inception) to September 30, 2006

Net sales	$3,414,056
Cost of goods sold	2,530,887

Gross profit	883,169
Operating expenses	1,453,609
Occupancy expenses	118,769
Advertising expenses	16,573
Depreciation and amortization	36,068
Interest expense	88,965

Total expenses	1,713,984

Loss from operations before income tax benefit	(830,815)
Income tax benefit	296,645

Net loss	$(534,170)

Net loss per common share	$(0.03)

Weighted average shares outstanding	20,176,587

See accompanying notes to consolidated financial statements.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

Period from February 2, 2006 (Inception) to September 30, 2006

	Common Stock
	Shares	Amount	Additional Paid-in-Capital	Accumulated Deficit	Total Stockholders’ Equity
Balance at February 2, 2006	16,000,000	$16,000	$—	$—	$16,000
Recapitalization, shares issued in merger	13,408	13	(13)	—	—
Common shares issued in private placement at $0.19 per share, net of fees of $120,000	5,182,590	5,183	874,818	—	880,001
Stock-based compensation	75,000	75	14,100	—	14,175
Warrants issued with convertible notes	—	—	9,064	—	9,064
Net loss	—	—	—	(534,170)	(534,170)

Balance at September 30, 2006	21,270,998	$21,271	$897,969	$(534,170)	$385,070

See accompanying notes to consolidated financial statements.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

February 2, 2006 (Inception) to September 30, 2006

Operating Activities
Net loss	$(534,170)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	36,068
Stock-based compensation expense	14,175
Minority interest	380
Common shares issued for services	16,000
Deferred income taxes	(296,645)
Changes in operating assets and liabilities:
Accounts receivable	(834,833)
Employee advances	(1,922)
Inventories	(480,030)
Other assets	(20,000)
Accounts payable and accrued expenses	918,604
Accounts payable, related parties	34,717

Net cash used in operating activities	(1,147,656)
Investing Activities
Purchases of property and equipment	(337,429)
Deposit on letter of intent	(100,000)

Net cash used in investing activities	(437,429)
Financing Activities
Proceeds from issuance of convertible notes payable	747,000
Proceeds from issuance of notes payable	200,000
Payments on notes payable	(4,900)
Proceeds from common shares issued in private placement	880,001
Payments on capital lease obligations	(6,283)

Net cash provided in financing activities	1,815,818

Net increase in cash and cash equivalents	230,733
Cash and cash equivalents at beginning of period	—

Cash and cash equivalents at end of period	$230,733

Supplemental Disclosure of Cash Flow Information
Purchases of property and equipment via issuance of debt	$29,710

Warrants issued with convertible notes	$9,064

See accompanying notes to consolidated financial statements.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006

Note 1 – Nature of Business

Advanced Growing Systems, Inc. (the “Company”) was incorporated on February 2, 2006 under the laws of the state of Nevada. On June 20, 2006, the Company was merged into an inactive public shell, Non-Lethal Weapons, Inc. (“NLW”), and the name was changed to Advanced Growing Systems, Inc. and the state of Domicile was changed from California to Nevada. The Company has two operating subsidiaries; Advanced Nurseries, Inc., (“ANI”) a Georgia corporation organized on February 10, 2006 and Organic Growing Systems, Inc. (“OGSI”) incorporated on January 19, 2006 in the State of Texas.

ANI operates a wholesale group of commercial nurseries located in the Southeastern United States. As of September 30, 2006, ANI had only one operating nursery located in Alpharetta, Georgia. ANI has two other locations identified and expected to begin operations in the second quarter of fiscal 2007. OGSI has created and markets a scientifically advanced organic fertilizer. ANI provides direct distribution channels for OGSI through the nursery location.

Subsequent to September 30, 2006, OGSI entered into a letter of intent to acquire a manufacturing facility in Monticello, Mississippi. Management believes that this acquisition, when completed, will provide a facility that will assist in increasing the gross profit of the fertilizer division and therefore will assist in the overall profitability of the Company (see Note 10).

Note 2 – Liquidity and Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred a net loss in the initial fiscal period ended September 30, 2006. As described in Note 5, the Company has issued convertible promissory notes that it anticipates will be converted to common stock in the first half of fiscal 2007. Subsequent to September 30, 2006, the Company also entered into an agreement with a private investment company to provide additional operating capital of approximately $1,472,000. The terms of this agreement are further described in Note 11. Also subsequent to September 30, 2006, ANI obtained a line-of-credit that will increase as the Company continues to grow, given the lending base is calculated on the value of inventory and accounts receivable, and is more fully described in Note 11.

Management believes that the increase in sales and the commitments from third-party lenders will assist the Company in its growth and it will be able to sustain its capital and operating requirements. Management also believes that all debt, with the exception of the line-of-credit entered into subsequent to September 30, 2006, will be converted to equity during fiscal 2007.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 3 – Summary of Significant Accounting Policies

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

Basis of Accounting

The consolidated financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates and assumptions.

Cash and Cash Equivalents

The Company considers all short-term investments with original maturities of three months or less when purchased to be cash equivalents. At September 30, 2006, the Company had no such investments. The Company maintains deposits primarily in two financial institutions, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation. At September 30, 2006, the uninsured portion of these deposits approximated $61,000. The Company has not incurred any losses related to its uninsured deposits with financial institutions.

Accounts Receivable

The Company’s accounts receivable are primarily related to customer accounts of ANI and OGSI. Accounts receivable are stated at amounts management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. The change in the valuation allowance have not been material to the consolidated financial statements.

Inventories

Inventories for ANI are carried at the most recent cost as of September 30, 2006, which approximates the lower of cost or market. Inventory carried by OGSI is carried at the lower of cost or market using the first-in, first-out method of accounting.

Property and Equipment

Property and equipment are capitalized at cost and depreciated using the straight-line method over the estimated useful lives of the various classes of assets. Leasehold improvements are amortized on a straight-line basis over the lease terms, including the options to renew. Normal repairs and maintenance are expensed as incurred. No assets were disposed of during the period ended September 30, 2006.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 3 – Summary of Significant Accounting Policies - continued

The useful lives for purposes of calculating depreciation and amortization are as follows:

Leasehold improvements	5 years
Land improvements	5 years
Furniture and fixtures	5 years
Computer equipment	3 years

Income Taxes

The Company accounts for income taxes using the “liability method” in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes. Accordingly, deferred tax assets and liabilities are determined based on the difference between the financial statement basis and income tax basis of assets and liabilities as well as net operating loss carryforwards, if any, using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. Current income taxes are based on the year’s income taxable for federal and state income tax reporting purposes.

Minority Interest

The Company has minority shareholders in its two operating subsidiaries owning approximately 19%. Due to the operating losses of the subsidiaries the minority interest has not been reduced from the operating income as there is no obligation of the minority shareholders to make good on such losses. However, if future earnings do materialize, the majority interest will be credited to the extent of such losses previously absorbed by the majority shareholders. The minority shareholders are executives in the operating subsidiaries and as such, minority shareholders may request that their minority interest be exchanged for shares in the parent company on a fair market value basis.

Revenue Recognition

The Company recognizes revenue when product is shipped to the customer and title transfers.

Advertising Expenses

The majority of the Company’s advertising consists of commercials in trade appropriate publications and some other direct mail and other media. Advertising costs are expensed when incurred.

Fair Value of Financial Instruments

In accordance with the reporting requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to consolidated financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accounts receivable, accounts payable, and accrued liabilities approximates their carrying amounts due to the relatively short maturity of these instruments. The Company’s outstanding borrowings, if recalculated based on current interest rates, would not differ significantly from the amounts recorded at September 30, 2006.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 3 – Summary of Significant Accounting Policies - continued

Earnings Per Common Stock

The Company computes earnings per share in accordance with SFAS No. 128, Earnings Per Share. SFAS No 128 provides for the calculation of basic and diluted earnings per share. Basic earnings per share is calculated by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of the Company.

Potential common stock shares consist of shares that may arise from outstanding dilutive common stock warrants (the number of which is computed using the “treasury stock method”). Diluted earnings per share considers the potential dilution that could occur if the Company’s outstanding common stock warrants were converted into common stock that then shared in the Company’s earnings. As the Company has a net loss for the period ended September 30, 2006, basic and diluted earnings (loss) per share are the same.

Note 4 – Property and Equipment

Property and equipment, at September 30, 2006 consists of the following:

Furniture and fixtures	$14,338
Computer software	3,205
Equipment	136,286
Leasehold improvements	213,310

Total property and equipment	367,139
Less accumulated depreciation and amortization	35,532

Property and equipment, net	$331,607

Note 5 – Notes Payable

The Company holds several convertible notes payable with various maturity dates ranging from June 2007 though September 2007. As of September 30, 2006 the outstanding balance on the convertible notes was approximately $738,000. The notes bear interest at a rate of 10% per annum. Each convertible note has attached warrants that are exercisable over a three-year period based on the execution date of the agreement. The exercise price is $2.50. The value of these warrants and the discount on the notes payable, was estimated to be approximately $9,000 at the date of grant using a Black-Scholes option-pricing model with the following assumptions:

Volatility	100%
Expected life	2 years
Expected dividend yield	—
Risk-free rate	4.28%

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 5 – Notes Payable – continued

Upon a conversion event, as defined below, the entire unpaid principal balance of the note plus any unpaid interest will convert into common stock of the Company at a price equal to the conversion price that has been set at $1.00 per share. The conversion events are as follows:

1.	The Company trades on the OTCBB and the stock price, split adjusted, is trading at or over $2.00 for 10 consecutive trading days.

2.	The Company trades on the OTCBB and has an annualized revenue run rate of $24,000,000.

The Company obtained an individual investor note payable bearing an interest rate of 10% monthly, which was payable on demand. As of September 30, 2006 the investor note payable had an outstanding balance of approximately $200,000. Subsequent to September 30, 2006 the note was called and the principal plus accrued interest of $75,000 was paid in full.

The Company also obtained a note payable for purpose of purchasing various property and equipment. The note bears interest at 10% annually and was paid in full subsequent to year-end.

On September 18, 2006, ANI entered into an agreement for short term financing to sell 80% of acceptable qualified receivables to CAPCO Financial (“CAPCO”). Funds advanced by CAPCO to ANI under the terms of this agreement were subject to 6% over Prime, as quoted by Greater Bay Bank N.A. (8.25% as of September 30, 2006). The maximum to be purchased under this agreement was $2,000,000. On January 17, 2007 this financing arrangement was terminated with a new agreement described in Note 11. There were no amounts borrowed on this agreement during the period ended September 30, 2006.

As of September 30, 2006, all outstanding borrowings were payable in full within one year.

During the period ended September 30, 2006, the Company recorded approximately $89,000 of interest expense related to these notes payable.

Note 6 – Capital Lease Obligations

In March of 2006, the Company entered into a capital lease obligation. The lease term is 36 months with required payments of $583 per month. The Company has the option to purchase the equipment at the end of the lease agreement for a bargain purchase price of $1. The underlying assets and related depreciation were included in the appropriate fixed asset category, and related depreciation account.

Property and equipment includes the following amounts for leases that have been capitalized as of September 30, 2006:

Machinery and equipment	$21,839
Less accumulated depreciation	2,548

Property and equipment capitalized under capital lease obligations, net	$19,291

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 6 – Capital Lease Obligations - continued

Future annual minimum capital lease payments at September 30, 2006, are as follows:

2007	$6,999
2008	6,999
2009	3,072

Total future minimum payments	17,070
Less amount representing interest	2,043

Present value of future minimum payments	15,027
Less current portion	7,074

Long-term portion	$7,953

Note 7 – Income Taxes

The Company and its subsidiaries file a consolidated federal tax return with the Company being the common parent corporation of the affiliated group and have executed a tax sharing agreement across corporate lines. Deferred tax assets and liabilities are recognized for the effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The entire tax benefit is attributable to the net operating losses generated during the current fiscal year.

Significant components of the Company’s deferred tax assets at September 30, 2006 are as follows:

Federal income tax benefit, 34% U.S. federal statutory rate	$283,640
State income tax benefit, 6% Georgia statutory rate	13,005

Computed expected tax benefit	$296,645

No valuation allowance has been provided for as management believes that all net operating loss carryforwards will be fully utilized to offset earnings in future periods. The net operating loss expires in 2026.

Note 8 – Shareholders’ Equity

On June 20, 2006, the Company was merged into an inactive public shell, NLW (as mentioned in Note 1). Effective simultaneously with the merger, the Company effected a 10,000 to 1 stock split. In conjunction with the merger, shareholders of the Company prior to the merger tendered their shares of the Company and were re-issued the same amount of shares (16,000,000 shares) of the new merged public company. The net affect of the transaction to the Company was net proceeds of approximately $880,000.

On July 11, 2006, the Company received $1,000,000 related to the issuance of 5,182,590 shares in a private placement. The Company incurred approximately $120,000 in placement fees related to the private placement, which is accounted for as a reduction in the proceeds received as reflected in the accompanying statement of shareholders’ equity.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 9 – Related Party Transactions

As of September 30, 2006 the Company has accounts payable to related parties of approximately $35,000. These amounts primarily relate to amounts that have come due to employees of the Company in the normal course of business for various business expenses.

A majority shareholder of NLW, who was also an officer of NLW, is significantly involved with the operations of the Company and is currently an officer of the Company. This individual is also a significant shareholder of the Company subsequent to the merger.

Note 10 – Commitments and Contingencies:

Leases

The Company leases certain equipment and facilities under operating leases, of which rent expense was approximately $78,000 for the period ended September 30, 2006.

Rent expense for the Company’s operating leases, which generally have escalating rentals over the term of the lease, is recorded using the straight-line method over the initial lease term whereby an equal amount of rent expense is attributed to each period during the term of the lease, regardless of when actual payments are made. Generally, this results in rent expense in excess of cash payments during the early years of a lease and rent expense less than cash payments in the later years. The difference between rent expense recognized and actual rental payments is included in accounts payable and accrued expenses in the accompanying consolidated balance sheet.

Future annual minimum annual lease obligations as of September 30, 2006 are as follows:

2007	$216,000
2008	237,000
2009	178,000
2010	150,000
2011	148,000
Thereafter	22,000

Total future minimum lease obligations	$951,000

Letter of Intent

The Company has entered into a letter of intent to purchase 100% of the outstanding stock of a corporation containing a manufacturing facility located in Monticello, Mississippi. OGSI would produce significantly all fertilizer products at this facility. The Company has made an initial deposit of $100,000, which is fully refundable if the purchase is not consummated. This deposit is included in other assets in the accompanying consolidated balance sheet. The terms of the proposed acquisition are as follows:

1.	The Company will pay $500,000 in cash in $100,000 annual installments.

2.	Designated creditors will be paid a total of $500,000 in principal via installments of $10,000 per month commencing the first of the month following closing of the transaction.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 10 – Commitments and Contingencies:

Letter of Intent -continued

3.	The Company will pay interest on the debts, but total payments, including principal not to exceed $600,000.

4.	The Company will deliver to the sellers 600,000 shares of its common stock, which will be restricted under Rule 144 for one year.

5.	After the first payment of $100,000 the Company will assume management of all the operations of the acquired company until the transaction is consummated or this Letter of Intent or the Agreement is terminated.

6.	Acceptable employment or consulting agreements of the key individuals is contemplated along with an appropriate covenant not to compete for two years after closing of the agreement.

Note 11 – Subsequent Events

Subsequent to the end of the year the Company entered into a $2,000,000 line-of-credit arrangement with Prudential Financial Corporation due on demand. The line-of-credit is collateralized by inventory, accounts receivable, and other property of ANI. The loan accrues interest at the prime rate, as quoted in the Wall Street Journal, plus one percent. In addition, a monthly service fee equal to 0.6% of the average daily outstanding balance is to be charged. The CAPCO note, as indicated in Note 5, was paid in full with proceeds from this financing arrangement.

For additional short-term financing the Company has entered into a note agreement to borrow additional funds from a private investment banking firm in the amount of $750,000. The note agreement calls for simple interest at the rate of 10% per annum on the unpaid balance. Interest on the note is to accrue and be paid quarterly or upon payment of the note. The note becomes due and payable on the earlier of the following:

1.	December 31, 2010;

2.	A change of ownership in over 50% of the Company’s common stock; or

3.	The sale of substantially all of the Company’s assets

The lender has the right to convert all or a portion of this note to common shares of the Company at $0.50 per share. In addition, for each dollar advanced under this note, the lender is to receive a warrant to purchase one share of the Company’s common stock for $1.00 per share.

On January 2, 2007, a private insurance company, owned by an officer of the Company, loaned $50,000 to the Company on an unsecured promissory demand note at a rate of 10% per annum.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 11 – Subsequent Events - continued

On February 12, 2007, the Company amended its charter to provide for 50,000,000 shares of $0.001 par value preferred stock. Right preferences and designations of the preferred stock are to be determined by the Board of Directors of the Company. Effective March 9, 2007, the Company entered into an agreement with a private investment company to provide additional working capital of $1,472,000 in exchange for the issuance of 3,000,000 shares of preferred stock and warrants to purchase 9,000,000 shares of the Company’s common stock.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2006	September 30, 2006
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$143,278	$230,733
Accounts receivables, net of allowance for doubtful accounts of $59,000 and $41,641, respectively	1,024,461	834,833
Employee advances	—	1,922
Inventories	1,017,193	480,030

Total current assets	2,184,932	1,547,518
Property and equipment, net	646,842	331,607
Deferred income taxes	447,612	296,645
Other assets	216,199	120,000

Total assets	$3,495,585	$2,295,770

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$2,071,974	$918,604
Accounts payable, related parties	12,454	34,717
Line-of-credit	217,508	—
Notes payable	22,000	203,500
Convertible notes payable, net of discount	998,997	738,472
Current portion of capital lease obligations	8,376	7,074

Total current liabilities	3,331,309	1,902,367
Long-term portion of capital lease obligations	41,931	7,953

Total liabilities	3,373,240	1,910,320
Commitments and contingencies	—	—
Minority interest	380	380
Stockholders’ equity:
Common stock, par value $0.001; 500,000,000 authorized; 21,390,998 and 21,270,998 issued and outstanding	21,391	21,271
Additional paid-in-capital	924,891	897,969
Accumulated deficit	(824,317)	(534,170)

Total stockholders’ equity	121,965	385,070

Total liabilities and stockholders’ equity	$3,495,585	$2,295,770

See accompanying notes to consolidated financial statements.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

Three Months Ended December 31, 2006

(Unaudited)

Net sales	$2,166,063
Cost of goods sold	1,553,226

Gross profit	612,837
Operating expenses	859,604
Occupancy expenses	116,463
Advertising expenses	22,770
Depreciation and amortization	32,658
Interest expense	22,456

Total expenses	1,053,951

Loss from operations before income tax benefit	(441,114)
Income tax benefit	150,967

Net loss	$(290,147)

Net loss per common share	$(0.01)

Weighted average shares outstanding	21,390,998

See accompanying notes to consolidated financial statements.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

Three Months Ended December 31, 2006

(Unaudited)

Operating Activities
Net loss	$(290,147)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	32,658
Stock-based compensation	22,720
Deferred income taxes	(150,967)
Changes in operating assets and liabilities:
Accounts receivable	(189,628)
Employee advances	1,922
Inventories	(537,163)
Other assets	3,801
Accounts payable and accrued expenses	1,153,370
Accounts payable, related parties	(22,263)

Net cash used in operating activities	24,303
Investing Activities
Purchases of property and equipment	(302,434)
Deposit on letter of intent	(100,000)

Net cash used in investing activities	(402,434)
Financing Activities
Proceeds from issuance of convertible notes payable	263,880
Payments on notes payable	(181,500)
Payments on capital lease obligations	(9,212)
Net proceeds from line-of-credit	217,508

Net cash provided by financing activities	290,676

Net decrease in cash and cash equivalents	(87,455)
Cash and cash equivalents at beginning of period	230,733

Cash and cash equivalents at end of period	$143,278

Supplemental Disclosure of Cash Flow Information
Purchases of property and equipment via issuance of debt	$44,492

Warrants issued with convertible notes	$4,242

See accompanying notes to consolidated financial statements.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

December 31, 2006

(Unaudited)

Note 1 – Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial statements for the three months ended December 31, 2006 and reflect, in the opinion of management, all adjustments which are of a normal and recurring nature, necessary for a fair presentation of the result for such period. The foregoing unaudited interim consolidated financial statements do not include all information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. However, except as disclosed herein, there has been no material change in the information included in the notes to consolidated financial statements as of September 30, 2006 and for the period from February 2, 2006 (Inception) to September 30, 2006.

The interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements prepared for the period from February 2, 2006 (Inception) to September 30, 2006 and the accompanying notes. Operating results for the three months ended December 31, 2006 are not necessarily indicative of the results that may be expected for the year ending September 30, 2007.

Note 2 – Financial Condition and Liquidity

During the three months ended December 31, 2006 the Company and its subsidiaries had a net decrease in cash and cash equivalents of $87,455. This decrease was the result primarily of purchases of property and equipment and an increase in the deposit on the purchase of an organic fertilizer manufacturing facility in Monticello, Mississippi.

In order to continue the growth of the Company and provide the necessary working capital for expansion, the Company recently completed a sale of its Series A preferred stock as described in the subsequent events note 11 of the notes to consolidated financial statement as of September 30, 2006. Management of the Company anticipates that with this capital infusion, the increased margins in the organic fertilizer division, and the increased sales through the additional locations of the nursery division, the Company’s cash flows will be adequate to provide for the operations and cash requirements of the Company.

In management’s opinion if the Company and its subsidiaries receive no further debt or equity proceeds the Company would be able to reduce the expansion of additional facilities and have sufficient cash flow to provide for the operating needs of the Company and generate a profit for the benefit of its shareholders.

Note 3 – Income Taxes

The Company and its subsidiaries file a consolidated federal tax return with the Company being the common parent corporation of the affiliated group and have executed a tax sharing agreement across corporate lines. Deferred tax assets and liabilities are recognized for the effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The entire tax benefit is attributable to the net operating losses generated during the three months ended December 31, 2006.

Significant components of the Company’s deferred tax assets at December 30, 2006 are as follows:

Net operating loss carryforwards	$447,612

No valuation allowance has been provided for as management believes that all net operating loss carryforwards will be fully utilized to offset earnings in future periods. The net operating losses expire in 2026.

Note 4 – Line-of-Credit

On January 17, 2007, ANI entered into a loan and security agreement with Presidential Financial Corporation (“Prudential”) for an available line-of-credit of up to $2,000,000 based on 80% of approved receivables. A security interest was granted to secure the indebtedness of accounts receivables, securities, inventories, and property and fixtures. The interest rate to be charged by Prudential on the outstanding balance is 1% above prime as quoted in the Wall Street Journal. In addition a monthly service fee in the amount of zero point six percent (0.6%) of the average daily outstanding balance is to be paid to Prudential.

Note 5 – Subsequent Events

During the month of February 2007, the Company issued 466,667 shares of restricted stock to Aritex Consultants, Inc., a company controlled by the CFO of the Company for services rendered in connection with his position as the Chief Financial officer.

Exhibit Index

EXHIBIT	DESCRIPTION

2.1	Agreement and Plan of Merger and Reorganization by and among Non Lethal Weapons, Inc. and Advanced Growing Systems, Inc.

3.1	Articles of Incorporation of Advanced Growing Systems, Inc.

3.2	Bylaws of Advanced Growing Systems, Inc.

10.1	Series A Convertible Preferred Stock Purchase Agreement

10.2	Loan Agreement and Security Agreement

21.1	Subsidiaries of Advanced Growing Systems, Inc.